Section 16(a) Beneficial Ownership Reporting Compliance

W. Perry Neff, Director

Two late Form 4 reports, the first for a sale of shares of common stock of the Corporation on June 20, 2003, and the second for two sales of shares on September 26, 2003. The transactions were reported on a Form 4 filed by Mr. Neff on February 6, 2004.